Exhibit 99.14

AND ITS SUBSIDIARIES
CONSOLIDATED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Independent Auditor’s Report – Annual Consolidated Financial Statements	2-4

Consolidated Statements of Financial Position	5

Consolidated Statements of Profit or Loss and Comprehensive Income or Loss	6

Consolidated Statements of Changes in Equity	7

Consolidated Statements of Cash Flows	8-9

Notes to Consolidated Financial Statements	10- 53

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1

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972 -3-6232525 Fax: +972-3- 5622555 ey.com

INDEPENDENT AUDITOR’S REPORT

To the shareholders of

Bitfarms Ltd.

Opinion

We have audited the consolidated financial statements of Bitfarms Ltd. and its subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of profit or loss and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the matter discussed in Note 1b regarding the Group’s financial position as of December 31, 2019, the financing facility received in 2019, the Bitcoin halving expected in May 2020 and the management’s assessment of the Group’s ability to meet its obligations for at least one year from the date of the approval of the consolidated financial statements. The Group is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Group’s operations. Due to the volatility of the prices of cryptocurrencies and the effects of possible changes in the other aforementioned factors, there can be no assurance that future mining operations will be profitable. Based on internally prepared forecasted cash flows that take into consideration what management of the Group considers reasonably possible scenarios, management believes the Group will be able to achieve positive cash flows from operations that will enable the Group to meet its obligations for at least one year from the date of approval of the consolidated financial statements.

2

Other information included in The Group’s 2019 Management’s Discussion and Analysis

Other information consists of the information included in the Management’s Discussion and Analysis, other than the financial statements and our auditor’s report thereon. Management is responsible for the other information. The other information comprises:

●	Management’s discussion and analysis

●	The information, other than the (consolidated) financial statements and our auditor’s report thereon, in the Management’s discussion and analysis

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained [Management’s Discussion & Analysis] prior to the date of this auditor’s report If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The partner in charge of the audit resulting in this independent auditor’s report is Mr. Eli Barda.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 29, 2020	A Member of Ernst & Young Global

4

BITFARMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	Note	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	$2,159	$552
Trade receivables, net	6	1,108	912
Other assets	7	1,398	429
Inventories	8	135	124
Income taxes receivable	16	1,743	-
		6,543	2,017
Assets held for sale	9	7	1,278
TOTAL CURRENT ASSETS		6,550	3,295

NON-CURRENT ASSETS:
Property, plant and equipment, net	10	37,774	20,862
Right-of-use assets	15	6,233	-
Intangible assets, net	11	675	1,013
Long-term deposits and advance payments on equipment	12	1,148	1,063
Embedded derivative	14	476	-
TOTAL NON-CURRENT ASSETS		46,306	22,938

TOTAL ASSETS		$52,856	$26,233

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	14	$874	$1,025
Current maturities of lease liabilities	15	746	-
Accounts payable and accrued liabilities	13	2,389	2,820
Income taxes payable	16	-	761
		4,009	4,606
Liabilities held for sale		-	50
TOTAL CURRENT LIABILITIES		4,009	4,656

NON-CURRENT LIABILITIES:
Long-term debt	14	14,849	693
Lease liabilities	15	5,717	-
Asset retirement provision	17	193	232
TOTAL NON-CURRENT LIABILITIES		20,759	925

TOTAL LIABILITIES		24,768	5,581

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	18	33,944	19,812
Obligation to issue shares		-	4,386
Accumulated deficit		(5,856)	(8,755)
		28,088	15,443
Non-controlling interest		-	5,209
TOTAL EQUITY		28,088	20,652

TOTAL LIABILITIES & EQUITY		$52,856	$26,233

The accompanying notes are an integral part of the consolidated financial statements.

April 29, 2020	Nicolas Bonta	Emiliano Grodzi	John Rim

Date of approval of the financial statements	Nicolas Bonta Chairman of the Board of Directors	Emiliano Grodzki Interim Chief Executive Officer	John Rim Chief Financial Officer

5

BITFARMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except earnings per share)

	Note	December 31, 2019	December 31, 2018
Revenues	20a	$32,421	$33,805
Cost of revenues	20b	20,982	22,928
Gross profit		11,439	10,877

General and administrative expenses	20c	10,294	8,815
Listing cost of reverse acquisition		-	1,000
Impairment of property, plant and equipment	9	56	19,060
		10,350	28,875

Operating income (loss)		1,089	(17,998)
Financial income	20d	2,252	-
Financial expenses	20e	(3,825)	(179)
Loss before taxes on income		(484)	(18,177)

Taxes on income (tax benefit)	16	(2,591)	59

Net income (loss) and total comprehensive income (loss)		$2,107	$(18,236)

Attributable to:

Equity holders of the Company		$2,899	$(9,363)
Non-controlling interest		(792)	(8,873)

Net earnings per share attributable to equity holders of the Company (in U.S. dollars):		$2,107	$(18,236)

Basic and diluted earnings (loss) per share	24	$0.04	$(0.16)

The accompanying notes are an integral part of the consolidated financial statements.

6

BITFARMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Equity attributable to equity holders of the Company
	Share capital	Obligation to issue shares	Retained earnings (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance as of January 1, 2019	$19,812	$4,386	$(8,755)	$15,443	$5,209	$20,652

Net income (loss) and total comprehensive income (loss)	-	-	2,899	2,899	(792)	2,107
Share-based payment	2,712	-	-	2,712	-	2,712
Share-based payment in legal subsidiary	-	-	-	-	161	161
Exchange of share-based payment from legal subsidiary to the Company	907	-	-	907	(907)	-
Exchange of exchangeable shares issued in the reverse acquisition	4,386	(4,386)	-	-	-	-
Reclassification of warrant liability to equity	3,160	-	-	3,160	-	3,160
Deferred tax liability related to warrant issuance	(837)	-	-	(837)	-	(837)
Exercise of warrants	100	-	-	100	-	100
Forgiveness of loan from company controlled by shareholders	33	-	-	33	-	33
Acquisition of NCI by issuance of shares	3,671	-	-	3,671	(3,671)	-

Balance as of December 31, 2019	$33,944	$-	$(5,856)	$28,088	$-	$28,088

Balance as of January 1, 2018	$22,999	$-	$4,905	$27,904	$-	$27,904

Net loss and total comprehensive loss	-	-	(9,363)	(9,363)	(8,873)	(18,236)
Issuance of share capital and exchangeable shares on the reverse	5,852	4,386	-	10,238	-	10,238
Equity attributable to non-controlling interest on the reverse acquisition date	(9,039)	-	(4,297)	(13,336)	13,336	-
Share-based payment in legal subsidiary	-	-	-	-	746	746

Balance as of December 31, 2018	$19,812	$4,386	$(8,755)	$15,443	$5,209	$20,652

The accompanying notes are an integral part of the consolidated financial statements.

7

BITFARMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Cash flows from operating activities:	December 31, 2019	December 31, 2018
Net income (loss)	$2,107	$(18,236)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,843	12,548
Impairment loss on property, plant and equipment	56	19,060
Financial expenses	3,825	49
Deferred taxes, net	(837)	(702)
Listing costs of reverse acquisition	-	1,000
Share-based payment	2,873	746
Financial income	(2,252)	9
Interest and financial expenses paid	(3,114)	(49)
Income taxes paid	(768)	(527)
Provision for asset retirement and loss on disposition of property, plant and equipment	313	25
	6,939	32,159
Changes in non-cash working capital components (A)	(3,026)	(162)
Net cash provided by operating activities	6,020	13,761

Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets	(23,651)	(22,392)
Proceeds from sale of property, plant and equipment	1,414	145
Advance payments for equipment	(127)	(399)
Acquisition of a subsidiary (B)	-	387
Reverse acquisition transaction (C)	-	182
Net cash used in investing activities	(22,364)	(22,077)

Cash flows from financing activities:
Issuance of ordinary shares in 2017	-	2,942
Issuance of warrants	4,936	-
Exercise of warrants	100	-
Proceeds from long-term debt, net	14,664	1,886
Repayment of lease liabilities	(664)	-
Repayment of long-term debt	(1,062)	(496)
Net cash provided by financing activities	17,974	4,332

Exchange rate differences on currency translation	(23)	18

Increase (decrease) in cash and cash equivalents	1,607	(3,966)
Cash and cash equivalents at beginning of year	552	4,518
Cash and cash equivalents at end of year	$2,159	$552

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		December 31, 2019	December 31, 2018
(A)	Changes in working capital components:
	Increase in trade receivables, net	$(2)	$(338)
	Decrease (increase) in other current assets	(1,068)	490
	Decrease (increase) in inventories	(5)	407
	Increase in long-term deposits	(142)	(664)
	Decrease in accounts payable and accrued liabilities	(16)	(107)
	Increase in income taxes receivable	(1,743)	-
	Increase (decrease) in liabilities held for sale	(50)	50
		$(3,026)	$(162)

(B)	Acquisition of a subsidiary consolidated for the first time:

	Trade receivables	$-	$(971)
	Inventories and other receivables	-	(120)
	Property, plant and equipment	-	(163)
	Intangible assets – customer lists	-	(50)
	Trade payables	-	1,135
	Deferred revenues	-	27
	Income taxes payable	-	9
	Deferred taxes	-	10
	Long-term debt	-	111
	Elimination of company payable to subsidiary upon itsacquisition	-	399
		$-	$387

(C)	Reverse acquisition transaction:

	Trade receivables	$-	$(311)
	Property, plant and equipment	-	(9,000)
	Listing cost of reverse acquisition	-	(1,000)
	Trade payables	-	255
	Issuance of Ordinary shares	-	5,852
	Obligation to issue shares	-	4,386
		$-	$182
(D)	Significant non-cash transactions:

	Forgiveness of loan from company controlled by shareholders	$33	$-
	Addition of right-of-use assets and related lease liabilities	$2,292	$-
	Purchase of property, plant and equipment financed by short-term credit	$447	$1,007
	Acquisition of non-controlling interest by issuance of shares	$24,938	$-

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: GENERAL

a.	The Company was incorporated under the Canada Business Corporations Act on October 11, 2018 and has its registered and head office located at 1376 Bayview Avenue, Suite 1, Toronto, ON M4G 3A1. On June 12, 2019 the Company and Bitfarms Ltd. (Israel) completed a reorganization under which all of the outstanding shares of Bitfarms Ltd. (Israel) were exchanged for newly issued common shares of the Company on a 1:1 basis. On the same date, all outstanding exchangeable shares of Backbone Hosting Solutions Inc. were exchanged on a 1:1 basis for newly issued common shares in the Company (both of the preceding will be referred to as the “Arrangement”). Prior to completion of the Arrangement Bitfarms Ltd. (Israel) delisted from the Tel Aviv Stock Exchange. On July 16, 2019 the Company began trading on the TSX Venture Exchange (“TSXV”). On August 15, 2019 the Company completed the acquisition of all remaining issued and outstanding shares of Backbone (non-controlling interest) that were not included in the Arrangement through a 1:1 share exchange – see Note 18.

b.	For the year ended December 31, 2019, the Company had a pretax loss of $484. As of December 31, 2019, the Company had positive working capital of $2,541 and an accumulated deficit of $5,856. In March 2019, the Company entered into a secured debt financing facility for $20,000, described in Note 14. The financing enabled the Company to make investments in mining infrastructure and equipment that the Company’s management believes will allow the Company to continue growing its cryptocurrency operations.

The Group is primarily engaged in the cryptocurrency mining industry, which is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Group’s operations. Due to the volatility of the prices of cryptocurrencies and the effects of possible changes in the other aforementioned factors, there can be no assurance that future mining operations will be profitable.

The Bitcoin protocol has rewarded miners with 12.5 Bitcoin per block mined since July 2016. Approximately every four years, the block reward is reduced by 50%, referred to as a “halving”. In May 2020, the third bitcoin halving is expected to occur, reducing the block reward from 12.5 to 6.25 bitcoin rewarded per block mined; directly impacting the profitability of miners. In recent years, when mining profitability has dropped abruptly due to price volatility, the network difficulty had adjusted to allow lower cost miners to remain profitable. Furthermore, the halving reduces the new supply of Bitcoin entering the marketplace, which has resulted in Bitcoin price increases after previous halvings. The Company believes that the expected network difficulty and price adjustments, as well as the higher efficiency miners acquired with the proceeds from the Dominion Capital Loan described in Note 14, will allow the Company to continue operating at a scale that is profitable.

Based on internally prepared forecasted cash flows that take into consideration what management of the Group considers reasonably possible scenarios, management believes that the Group will continue to be able to achieve positive cash flows from operations that will enable the Group to meet its obligations for at least one year from the date of approval of the consolidated financial statements.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: GENERAL (Cont.)

c.	Definitions:

In these financial statements, the following terms shall have the following definitions:

1.	Bitfarms Ltd.	-	Bitfarms Ltd. or the Company
2.	Backbone Hosting Solutions Inc.	-	Backbone
3.	9159-9290 Quebec Inc.	-	Volta
4.	Bitfarms Ltd. (Israel)	-	Bitfarms Ltd. pre-Arrangement
5.	The Company and its subsidiaries	-	The Group
6.	Bitcoin	-	BTC
7.	Bitcoin Cash	-	BCH
8.	Litecoin	-	LTC
9.	Ethereum	-	ETH
10.	Blockchain Verification and Validation Equipment	-	BVVE
11.	Graphic Processing Unit	-	GPU

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a cost basis, except for derivative financial instruments and assets or liabilities held for sale that have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	The operating cycle:

The Group’s activities have one operating cycle, which is one year. Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the Group’s operating cycle. The operating cycle of Backbone is to mine cryptocurrency and then convert to fiat currency after mining using institutional exchanges.

c.	Consolidated financial statements:

These financial statements consolidate the Company’s subsidiaries from the date of acquisition until the date that control is lost. The subsidiaries are controlled by the Company, where control is achieved when the company is exposed to or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity of the subsidiaries that cannot be attributed, directly or indirectly, to the parent company. The non-controlling interests are presented separately in the Company’s equity. Profit or loss and any component of other comprehensive income are allocated to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if the balance of non-controlling interests in the consolidated statement of financial position is negative.

d.	Business combinations:

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition, plus non-controlling interests in the acquiree. In each business combination the Company determines whether to measure the non-controlling interest in the acquiree at the fair value at the date of acquisition, or at their proportionate share of the fair value of the net identifiable assets of the acquiree. Transaction costs related to the acquisition are expensed as incurred in the statement of profit or loss.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Functional currency, presentation currency and transactions in foreign currency:

1.	Functional currency and presentation currency:

The financial statements are presented in U.S. Dollars, which is the Company’s functional currency. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

The Company determines the functional currency of each company in the Group. Assets and liabilities of subsidiaries constituting foreign operations, including fair value adjustments upon acquisition, are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive income. The loss on foreign currency translation of Volta was immaterial for the years ended December 31, 2019 and December 31, 2018.

2.	Transactions, assets and liabilities in foreign currency:

Transactions in foreign currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currency are subsequently translated into the functional currency at the exchange rate in effect at each reporting date. Exchange rate differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are included in profit or loss. Non-monetary assets and liabilities in foreign currency stated at cost are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities in foreign currency carried at fair value are translated at the exchange rate at the date on which the fair value was determined.

f.	Cash equivalents:

Cash and cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date. Bank deposits whose original terms to maturity are greater than three months are included in cash and cash equivalents if they can be withdrawn immediately without penalty.

g.	Inventories:

The Company receives cryptocurrency in exchange for blockchain validation and verification services. The cryptocurrency is accounted for as inventory until it is sold in exchange for fiat currency. Inventories of cryptocurrency are measured at the lower of cost to produce and net realizable value. The cost of inventory comprises the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Revenue recognition:

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

1.	Revenues from cryptocurrency mining:

The Group, through Backbone, operates server farms supporting the verification and validation of blockchain transactions. The Company receives cryptocurrency in exchange for these services, the cost of which is recorded as inventories. Revenue is recognized when the cryptocurrency is converted into fiat currency or when the cryptocurrency is transferred to another party in settlement of a debt to this party.

2.	Revenues from electrical services:

The Group, through Volta, sells electrical components and provides electrician installation for those components, as well as repair and maintenance services.

Revenues from providing services are recognized according to the stage of completion of the transaction as at the balance sheet date. The stage of completion is estimated based on the costs incurred for the transaction compared to the estimated cost of completion for the project. According to this method, revenues are recognized in the reporting period in which the services are provided. In the event that the outcome of the contract cannot be measured reliably, the revenues are recognized to the extent of the recoverable expenses incurred.

Any amounts received in advance for future services to be provided are recorded as deferred revenues (contract liability) and recognized as revenue in profit or loss when the services are rendered.

i.	Taxes on income:

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or loss or directly in shareholders’ equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

j.	Leases:

As described in Note 2w regarding the initial adoption of IFRS 16, “Leases” (“the Standard”), The Group adopted IFRS 16 effective January 1, 2019. The accounting policy for leases applied until December 31, 2018 is as follows:

The criteria for classifying a lease as a finance or operating lease depend on the substance the agreements and are made at the inception of the lease in accordance with the following principles as prescribed in IAS 17:

The Group as lessee:

1.	Finance leases:

When substantially all risks and rewards associated with ownership of the leased asset are transferred the lease is classified as a finance lease. The leased asset is measured at inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

The leased asset is depreciated over the lesser of its useful life or the lease term.

15

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Operating leases:

When all of the risks and rewards associated with ownership of the leased asset are not transferred, the lease is classified as an operating lease. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The accounting policy for leases applied commencing January 1, 2019, is as follows:

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee:

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

1.	Right-of-use assets:

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Farming facilities	4-10 years
Vehicles and other	3-5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (n) Impairment of non-financial assets.

16

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Lease liabilities:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

3.	Short-term leases and leases of low-value assets:

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low- value assets are recognized as expense on a straight-line basis over the lease term.

k.	Non-current assets held for sale:

Non-currents assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to sell, there must be a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. From the date of such initial classification, these assets are no longer depreciated and are presented separately as current assets at the lower of their carrying amount and fair value less costs to sell. Other comprehensive income (loss) in respect to a non-current asset or a group of non-current assets that is classified as held for sale is presented separately in equity.

17

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When an entity no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

l.	Property, plant and equipment:

Property, plant and equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Property, plant and equipment are depreciated as follows:

Blockchain validation and verification equipment (“BVVE”)	-	Sum of years, declining over 5 years
Mineral assets *	-	Units of production method
Electrical equipment	-	Sum of years, declining over 5 years
Leasehold improvements	-	See below
Buildings	-	Declining balance, 4%
Vehicles	-	Declining balance, 30%

* Since the acquisition of mineral assets in 2018, there has been no production.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

The sum of years depreciation method is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20%	13.33%	6.67%

m.	Intangible assets:

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as at the acquisition date.

18

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets with a finite useful life are amortized over their useful lives using the sum of years method and are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end. Intangible assets consist of acquired software used in the Company’s blockchain validation and verification operations and customer lists acquired in a business combination and are amortized using the sum of years method.

Software:

The Group’s assets include computer systems, comprised of hardware and software. Certain hardware come pre-installed with firmware. Without this firmware, the hardware could not function and therefore both the hardware and firmware are classified within property plant and equipment. In contrast, stand-alone software that adds functionality to the hardware is classified as an intangible asset

The sum of years depreciation method for computer software is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20%	13.33%	6.67%

The sum of years depreciation method for customer lists is calculated as follows:

	Year 1	Year 2	Year 3
Rate	3/6	2/6	1/6
Percentage	50%	33.33%	16.67%

n.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

19

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments:

1.	Financial assets:

Initial recognition and measurement:

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

Subsequent measurement:

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost includes trade receivables and certain items included in other assets. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. This category includes the embedded derivative arising from the repayment terms of the Dominion loan described in Note 14. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Impairment:

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

20

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial liabilities:

Initial recognition and measurement:

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include accounts payable and accrued liabilities and long-term debt.

Subsequent measurement:

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. Financial liabilities at fair value through profit or loss included a warrant liability, prior to the amendment of the warrant terms as described in Note 14. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 14.

3.	Derecognition of financial assets:

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

4.	Derecognition of financial liabilities:

Financial liabilities are derecognized when and only when they are extinguished - that is, when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash, other financial assets, goods or services, or is otherwise legally released from the liability.

p.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

21

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

Level 1	-	Unadjusted quoted prices in an active market of identical assets and liabilities
Level 2	-	Non-quoted prices included in Level 1 that are either directly or indirectly observable
Level 3	-	Data that is not based on observable market information, such as valuation techniques without the use of observable market data

q.	Provisions:

Under IAS 37, provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Group expects that part or all of the expense will be refunded to the Company, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Asset retirement provisions:

These provisions relate to Backbone’s legal obligation, in relation to its leased properties, to restore the properties to their original condition at the end of the lease period. The provisions are calculated at the present value of the expected costs to settle the obligations using estimated future cash flows discounted at a rate that reflects the risks specific to the obligations. Changes in the estimated future costs, or in the discount rate applied, are recorded as an adjustment of the cost of the related asset.

Lawsuits:

A provision for legal claims against the Group is recorded when the Group has a present legal or constructive obligation as a result of past events, that is more likely than not to be settled with an outflow of economic resources that can be measured reliably.

22

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Share-based transactions:

Certain employees of the Company are entitled to benefits by way of share-based payment settled with equity instruments.

Transactions settled with equity instruments:

The cost of employee services paid in equity instruments is measured at the fair value of the equity instruments as at the grant date. The fair value is determined using a generally accepted option pricing model. Equity settled transactions with other services providers is measured at the fair value of the goods or services received in return for the equity instruments. The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest.

Expenses related to grants that do not vest are not recognized, except for grants whose vesting is contingent on market conditions that are treated as vested regardless of these conditions, assuming all other vesting conditions (service and/or performance) were met.

When the Company modifies the terms of equity-settled transactions, an additional expense is recognized, calculated as the increase in the fair value of the compensation granted in excess of the original expense, on the date of the modification. Cancellation of equity settlement that has not vested is treated as if it had vested on the date of cancellation, with the unrecognized expense recognized immediately. However, if the cancellation is subsequently replaced by a new agreement and is designated as an alternative settlement, then it is treated as a modification of the original agreement as described above.

s.	Earnings per share:

Earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the actual number of common shares outstanding during the period. Potential common shares are included in the calculation of diluted earnings per share if their effect dilutes earnings per share from continuing operations. Potential common shares that were converted during the period are included in diluted earnings per share only up to the conversion date, and from that date are included in basic earnings per share. The Company’s share in the earnings of investees is calculated according to its share in the earnings per share of those investees multiplied by the number of shares held by the Company.

23

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Share capital:

Share capital represents the amount received on the issuance of shares, less issuance costs net of any underlying income tax benefit from these issuance costs.

u.	Employee benefits:

The cost of short-term employee benefits (those payable within 12 months after the service is rendered, such as: paid vacation leave, maternity and paternal leave, sick leave, bonuses, and group insurance benefits) is recognized in the period in which the services are rendered.

v.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received before issue expenses to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

w.	Adoption of new accounting standards:

IFRS 16, “Leases”

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’). The effect of adoption IFRS 16 as of January 1, 2019 is as follows:

24

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Assets
Right-of-use assets	$5,303	*
Liabilities
Current maturities of lease liabilities	621
Non-current maturities of lease liabilities	4,498
Total liabilities	$5,119

*	Includes $184 previously presented in long-term deposits and advance payments on equipment prior to the adoption of IFRS 16 on January 1, 2020.

Nature of the effect of adoption of IFRS 16:

The Group has lease contracts for various farming facilities, vehicles and other equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under other assets and accounts payable and accrued liabilities, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group. The Group also applied the available practical expedients wherein it:

-	Used a single discount rate to a portfolio of leases with reasonably similar characteristics
-	Relied on its assessment of whether leases are onerous immediately before the date of initial application
-	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application
-	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application
-	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

25

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Farming facilities operating lease commitments as of December 31, 2018	$3,737
Less:
Commitments relating to short-term leases	(37)
Adjusted farming facilities operating lease commitments as of December 31, 2018	3,700
Add:
Payments in optional extension periods not recognized as of December 31, 2018	3,033
Adjusted farming facilities operating lease commitments and optional extension	6,733
periods not recognized as of December 31, 2018 Discount rate for portfolio of leases	8%
Lease liabilities as of January 1, 2019	5,017
Vehicle operating lease commitments as of December 31, 2018	105
Discount rate for portfolio of leases	3.49%
Discounted operating lease commitments at January 1, 2019	102
Lease liabilities as of January 1, 2019	102
Total lease liabilities as of January 1, 2019	$5,119

IFRIC 23, “Uncertainty over Income Tax Treatments”:

In June 2017, the IASB issued IFRIC 23, “Uncertainty over Income Tax Treatments” (“the Interpretation”). The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes.

The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement of the effects of uncertainty involving income taxes on the financial statements and accounting for changes in facts and circumstances in respect of the uncertainty. The Interpretation has been initially applied in these financial statements. The initial adoption of the Interpretation did not have a material effect on the consolidated financial statements.

26

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to undertake several judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

a.	Judgements

Revenue recognition:

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for accounting for the revenue recognition from cryptocurrency mining. Management has determined that accounting for cryptocurrency mining should be analogized to the accounting for the mining of mineral interests. The basis for this comparison is that Backbone invests in mining equipment, in the form of computer hardware, to attempt to solve an algorithm in exchange for a reward. The process is similar in nature to investing in traditional mining exploration in order to extract minerals from a mine. The Company believes that the award of cryptocurrency is not a trigger to recognize revenues as there is no specific individual counterparty to the blockchain protocol that awards the revenues. Accordingly, cryptocurrencies mined are accounted for as inventory under IAS 2 until the cryptocurrency is sold and exchanged for a fiat currency, at which time it is recorded as revenues. In order to allow users to better understand the performance of the Company, management has disclosed the quantity and fair market value of coins mined during the period and on-hand at year-end - see Note 20 and Note 8, respectively. Management has exercised significant judgement in determining the appropriate accounting treatment. In the event authoritative guidance is issued by the IASB, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

27

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Cont.)

Significant judgement in determining the lease term of contracts with renewal options:

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases to lease the assets for additional terms of three to ten years. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Group included the renewal period as part of the lease term for leases of most farming facilities due to the significance of these assets to its operations. The Group has not included renewal periods for farming facilities beginning after 2029.

b.	Estimates and assumptions

Property, plant and equipment and intangible assets:

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Impairment of property, plant and equipment and intangibles:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The Company reviews the need for recording impairment of mineral assets, as detailed in Note 10c, for which purpose it engaged an independent external appraiser to assist in determining the value of the assets. The fair value was determined through use of the market approach, which includes analyzing similar and comparable mineral properties and making adjustments for differences between those properties, and the subject, among certain identifiable parameters

Long-term debt:

The Company entered into a secured debt financing facility with Dominion Capital LLC consisting of four equal loan tranches. Upon the drawdown of each loan tranche, management exercised significant judgement in determining the effective interest rates and the fair market value of the warrants issued in connection with each tranche. Management also exercised significant judgement in determining the fair market value of the embedded derivative. The key assumptions and methodologies used by management are described in Note 14.

28

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of its business units and has operating segments as follows:

Backbone	-	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrencies for providing these services.
Volta	-	Volta provides electrician services to both commercial and residential customers in Quebec.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses related to Bitfarms Ltd. (Israel) and financial expenses are managed on a group basis.

b.	Reporting on operating segments:

	Year ended December 31, 2019
	Backbone	Volta	Adjustments	Total
Revenues:
External customers	$29,347	$3,074	$-	$32,421
Inter segment revenues	-	3,165	(3,165)	-
Total revenues	29,347	6,239	(3,165)	32,421
Cost of revenues	18,479	5,327	(2,824)	20,982

Gross profit	10,868	912	(341)	11,439

General and administrative expenses	9,416	644	-	10,060
Impairment on property, plant and equipment	56	-	-	56
Segment profit	$1,396	$268	$(341)	$1,323
Unallocated corporate expenses				234
Financial expenses, net				1,573
Loss before taxes on income				$(484)

29

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: OPERATING SEGMENTS (Cont.)

	Year ended December 31, 2018
	Backbone	Volta	Adjustments	Total
Revenues:
External customers	$31,641	$2,164	$-	$33,805
Inter segment revenues	-	4,920	(4,920)	-
Total revenues	31,641	7,084	(4,920)	33,805

Cost of revenues	21,349	6,193	(4,614)	22,928

Gross profit	10,292	891	(306)	10,877
General and administrative expenses	7,510	616	-	8,126
Impairment on property, plant and equipment and intangible assets	19,254	-	(194)	19,060
Segment profit (loss)	$(16,472)	$275	$(112)	$(16,309)
Unallocated corporate expenses				1,689
Financial expenses, net				179
Loss before taxes on income				$(18,177)

NOTE 5: CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018
Cash for immediate withdrawal - in USD	$1,131	$95
Cash for immediate withdrawal - in CAD	1,018	451
Cash for immediate withdrawal - in NIS	10	6
	$2,159	$552

NOTE 6: TRADE RECEIVABLES

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). As of December 31, 2019, most trade receivables are derived from the sale of electrical components and services to external customers by the Group’s wholly owned subsidiary, Volta Électrique. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

a.	Movement in allowance for doubtful accounts:

	December 31,
	2019	2018
Balance as of January 1	$-	$-
Provision for the year	76	19
Derecognition of bad debts	(36)	(19)
Balance as of December 31	$40	$-

30

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 6: TRADE RECEIVABLES (Cont.)

b.	Following is information about the credit risk exposure of the Company’s trade receivables as of December 31, 2019

	Trade receivables aging
	Not Past due	30 – 60 days	61 – 90 days	>91 days	Total
Gross carrying amount	$418	$241	$99	$390	$1,148

Allowance for doubtful accounts	$-	$-	$-	$40	$40

As of December 31, 2019, trade receivables includes $18 (December 31, 2018 - $nil) receivable from a former director of the Company and companies controlled by directors of the Company.

NOTE 7: OTHER ASSETS

	December 31,
	2019	2018
Sales taxes receivable	$398	$345
Prepaid expenses	558	84
Electricity credit receivable	442	-
	$1,398	$429

NOTE 8: INVENTORIES

	December 31,
	2019	2018
Electrical components	$135	$85
Cryptocurrency inventory	-	39
	$135	$124

Details of the Company’s cryptocurrency inventory, consisting only of Bitcoin is as follows:

	December 31,
	2019	2018
Quantity	-	11
Cost	$-	$39
Fair Value *	$-	$39

* The Company based the fair value of the cryptocurrency inventory on the prices quoted on www.coinmarketcap.com, calculated by taking the weighted average prices, based on volume, reported in each cryptocurrency market as at December 31, 2018. The fair value measurement is categorized as level 1 in the fair value hierarchy. The Company did not hold any cryptocurrency inventory as of December 31, 2019

31

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 9: ASSETS HELD FOR SALE

On May 24, 2019, the Company’s management decided to sell 2,500 Antminer L3+ and committed to carry out a plan for the sale of the equipment. As at December 31, 2019, the Company had located a purchaser and received non-refundable deposits totaling approximately $332, and has made the mining hardware available to the purchaser. The purchaser has not collected the mining hardware, which is no longer in use by the Company. As a result, the Company has recorded an impairment of $56 on the assets because they do not present economic benefits through use or sale. The Company has deferred recognizing a gain on the disposition of the assets, as it is not reasonably certain that the transaction will be completed. The proceeds received from the purchaser have been accounted for as a liability included in accounts payable. Included in assets held for sale are $7 of mining hardware sold, for which ownership had not yet transferred as of December 31, 2019. A loss of $9 was recorded on disposal of the assets to reduce their carrying amount to approximate the estimated selling price. Assets held for sale as at December 31, 2019, excluding the Antminer L3+, and 2018, were sold in January 2020 and February 2019, respectively, for approximately their carrying amount.

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

a.	As of December 31, 2019, and 2018, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2019	$35,439	$9,000	$2,033	$2,140	$333	$48,945
Additions during the period	21,967	-	688	275	73	23,003
Dispositions during the period	(3,193)	-	-	-	(25)	(3,218)
Transfer to assets held for sale	(86)	-	-	-	-	(86)
Balance as of December 31, 2019	54,127	9,000	2,721	2,415	381	68,644
Balance as of January 1, 2018	21,758	-	-	412	-	22,170
Acquisition through reverse acquisition and business combination	18	9,000	-	15	130	9,163
Additions during the period	13,837	-	3,865	1,713	208	19,623
Dispositions during the period	(174)	-	-	-	(5)	(179)
Transfer to assets held for sale	-	-	(1,832)	-	-	(1,832)
Balance as of December 31, 2018	35,439	9,000	2,033	2,140	333	48,945
Accumulated Depreciation:
Balance as of January 1, 2019	26,424	-	38	1,530	91	28,083
Depreciation	5,318	-	63	111	71	5,563
Dispositions during the period	(2,753)	-	-	-	(10)	(2,763)
Transfer to assets held for sale	(13)	-	-	-	-	(13)
Balance as of December 31, 2019	28,976	-	101	1,641	152	30,870
Balance as of January 1, 2018	807	-	-	22	-	829
Depreciation	10,348	-	81	362	93	10,884
Dispositions during the period	(39)	-	-	-	(2)	(41)
Impairment losses	15,308	-	511	1,146	-	16,965
Transfer to assets held for sale	-	-	(554)	-	-	(554)
Balance as of December 31, 2018	26,424	-	38	1,530	91	28,083
Net book value as of
December 31, 2019	$25,151	$9,000	$2,620	$774	$229	$37,774
December 31, 2018	$9,015	$9,000	$1,995	$610	$242	$20,862

32

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 10: PROPERTY, PLANT AND EQUIPMENT (Cont.)

b.	Further details of the quantity of BVVE held by the Company are as follows:

	Bitmain Antminer S9 (BTC/BCH)	Bitmain New Gen Antminers (BTC/BCH) **	Bitmain Antminer L3+ (LTC)	Innosilicon T3 & T2T (BTC/BCH) ***	GPU (ETH)	Canaan Avalon A10 (BTC/BCH)	Whatsminer M20S (BTC/BCH)
Balance as of January 1, 2019*	16,688	-	500	-	2,226	-	-
Additions during the period	-	2,071	2,400	6,543	-	2,490	2,470
Dispositions during the period	(1,529)	-	(2,500)	-	(2,226)	-	-
Balance as of December 31, 2019	15,159	2,071	400	6,543	-	2,490	2,470
Balance as of January 1, 2018*	10,597	-	500	-	2,823	-	-
Additions during the period	6,091	-	-	-	-	-	-
Dispositions during the period	-	-	-	-	(597)	-	-
Balance as of December 31, 2018	16,688	-	500	-	2,226	-	-

*	Excludes Antminer S7 and Antminer D3 whose carrying value was written off in 2018. All Antminer S7 and Antminer D3 were not operational due to reduced profitability resulting from changes in economic conditions rendering their use unfavorable.
**	Includes 1,554 Antminer T15, 116 Antminer S17, 399 Antminer S15, and 2 Antminer S11.
***	Includes 5,095 T3 and 1,448 T2T.

During the year ended December 31, 2019 the Group disposed of all Ethereum mining hardware, consisting of 2,361 GPU’S with a net book value of $178 for proceeds of $135 and impaired 2,500 Antminer L3+ mining hardware with a net book value of $56 for an impairment loss of $56. The group also consolidated the hashboards of 1,429 Antminer S9’s which would not have been profitable to repair. The consolidation process of the Antminer S9’s consisted of combining parts from machines that were not fully operational, in order to create fully functional machines, 1,429 machines were discarded as a result of this process.

In addition to the equipment details listed above, Backbone entered into profit sharing agreements with two parties to host 1,165 Antminer S9’s. The profit-sharing agreements are structured such that Backbone does not share the profits with the other parties unless minimum profitability thresholds are met. Once the profitability threshold is met, the other parties are entitled to 39% of the revenues and Backbone must pay all related electricity costs. The contracts can be terminated by either party at any time. For the year ended December 31, 2019, Backbone mined a total of approximately 165 Bitcoin (December 31, 2018 – 63) using the hosted Antminer S9’s. As at December 31, 2019 accounts payable and accrued liabilities included $14 (December 31, 2018 – $nil) payable to the two parties, as the profitability threshold was met during the year.

33

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 10: PROPERTY, PLANT AND EQUIPMENT (Cont.)

c.	Mineral assets:

In connection with the reverse acquisition of Bitfarms Ltd (Israel), the Company engaged an independent appraiser to determine the fair value as at the acquisition date, April 12, 2018 of Suni, an iron ore mine held by the acquiree. According to the findings of a resource valuation prepared for Suni in 2011 (by JORC Code, The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves) with estimated dilution of 20%, the deposit consists of about 280.2 million tons at about 28% of Fe of which about 95.1 million tons at about 28.5% in the indicated category and about 185.1 million tons at about 27.8% in the inferred category. The appraiser’s valuation report was based on the comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9,000. The independent appraiser was engaged also to determine Suni’s fair value as at December 31, 2019 and 2018. Using the same valuation techniques, the appraiser determined that the value of Suni was not below $9,000 and that there was no impairment to Suni’s value. The fair value measurement is categorized as level 2 in the fair value hierarchy. The Company also holds interests in three additional mineral properties, Hidden Lake gold mine, Victorine Gold mine and Pembroke silver mine. It is management’s view that these three mines are unlikely to be of significant value and as a result they were not reflected in the purchase price allocation of the reverse acquisition. The abovementioned mineral assets, including Suni, were inactive during the reporting periods and as of the date of approval of the consolidated financial statements.

NOTE 11: INTANGIBLE ASSETS

	Systems software	Customer lists	Total
Cost:
Balance as of January 1, 2019	$5,000	$50	$5,050
Additions	88	-	88
Balance as of December 31, 2019	5,088	50	5,138
Balance as of January 1, 2018	5,000	-	5,000
Additions through business combination	-	50	50
Balance as of December 31, 2018	5,000	50	5,050
Accumlated amortization and impairment :
Balance as of January 1, 2019	4,012	25	4,037
Amortization	410	16	426
Balance as of December 31, 2019	4,422	41	4,463
Balance as of January 1, 2018	278	-	278
Amortization	1,639	25	1,664
Impairment loss	2,095	-	2,095
Balance as of December 31, 2018	4,012	25	4,037
Net book value as of
December 31, 2019	$666	$9	$675
December 31, 2018	$988	$25	$1,013

34

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 12: LONG-TERM DEPOSITS AND ADVANCE PAYMENTS ON EQUIPMENT

	December 31,
	2019	2018
Security deposits for rent, energy and insurance	$1,021	$644
Advance payments on equipment	127	399
Prepaid transaction fees related to financing facility	-	20
	$1,148	$1,063

NOTE 13: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2019	2018
Trade accounts payable and accrued liabilities	$2,272	$2,622
Government remittances	102	125
Trade payable to companies controlled by directors	15	73
	$2,389	$2,820

NOTE 14: LONG-TERM DEBT

	December 31,
	2019	2018
Dominion Capital loan	$15,084	$-
Backbone vendor financing	394	1,438
Volta notes payable	122	125
Volta vendor financing	123	155
Total long-term debt	15,723	1,718
Less current maturities of long-term debt	(874)	(1,025)
Non-current maturities of long-term debt	$14,849	$693

a.	Dominion Capital loan

On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). The debt facility is structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bears interest at 10% per annum and the term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month is required in repayment of the total loan tranches drawn. The monthly payments shall be applied to interest and the balance to principal, and in the event that the amount of the cryptocurrency mined is less than the amount of interest owing, such additional amounts shall be remitted such that the interest is payable in full on a current basis.

35

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: LONG-TERM DEBT (Cont.)

The loan contains a “make-whole” clause which stipulates that the 10% interest rate is calculated on the initial principal balance of the loan tranche and does not decrease as the principal balance is repaid. The 10% interest rate is calculated over the 24-month term of each loan tranche regardless of whether the loan tranche is repaid prior to its maturity. Any unpaid interest at the earlier of the loan tranche’s early repayment, or the loan tranche’s 24-month maturity, is included in the balloon payment.

The loan tranches are fully secured by the assets of the Group on a first-priority basis. Pursuant to the terms with the Lender, the Company is required to comply with certain covenants as long as any amount is outstanding. The significant covenants are to maintain a bank balance of $1,000 at all times. However, Dominion Capital reached an agreement with the Company in order to postpone this loan covenant until December 31, 2019. The Company must also respect restrictions on issuing additional debt or selling property, plant and equipment without re-investing the proceeds into new purchases of property, plant and equipment. As of December 31, 2019, the Company is in compliance with all loan covenants.

The Company drew down all four $5,000 loan tranches in March, April, June and August 2019. As of December 31, 2019, the carrying amount, less capitalized transaction fees and plus accrued interest, was $15,084.

In addition, Bitfarms Ltd. issued 1,666,667 Lender warrants, which vested upon issuance, to acquire 1,666,667 shares of Bitfarms Ltd. for each loan tranche drawn with an exercise price of $0.40 USD per share and an expiration date of five years. As a result, an aggregate of 6,666,668 Lender warrants to acquire 6,666,668 shares have been issued, of which 250,000 were exercised as of December 31, 2019. An additional 500,000 warrants were exercised subsequent to December 31, 2019 as described in Note 26.

The loan features result in a loan liability measured at amortized cost, a warrant liability component measured at fair value through profit or loss, which was subsequently modified as described below under Warrant issuance, and an embedded derivative measured at fair value through profit or loss.

Loan liability

The loan liability is initially measured as the residual amount of the proceeds received, net of transaction costs and the fair value of the warrant issuance. The loan is then measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts are determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management had to estimate Backbone’s future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. The carrying amount of the loan liability approximates its fair value. Included in financial expenses for the year ended December 31, 2019 is $2,817 (December 31, 2018 - $nil) of interest expense related to the loan.

36

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: LONG-TERM DEBT (Cont.)

Key assumptions

Key assumptions used in recording the above loan features as of December 31, 2019, are described below. These assumptions are subject to change based on future developments and such changes could have a material effect on the embedded derivative.

Revenues - Two optimistic, two pessimistic and one status quo scenario were used in estimating future bitcoin price and network difficulty, which are key factors in predicting revenues from cryptocurrency mining. Management assigned probabilities to each scenario, which were used to calculate weighted average expected outcomes. The weighted average bitcoin price and network difficulty used in the projections upon the inception of Tranches #1 and #2 were $5.4 and 5.36X10^12, respectively. The weighted average bitcoin price and network difficulty used in the projections upon the inception of Tranche #3 were $10.2 and 7.82X10^12, respectively. The weighted average bitcoin price and network difficulty used in the projections upon the inception of Tranche #4 were $13.9 and 1.33X10^13, respectively.

Internal hashrate - Management was required to predict the growth of the Company’s internal hashrate, one of the main revenue drivers in combination with bitcoin price and network difficulty, to predict revenues. Accordingly, management was required to make assumptions regarding the timing of all four loan tranche drawdowns as well as the pricing and availability of cryptocurrency mining hardware.

Transaction fees

Backbone incurred transaction fees of $626 in order to secure the $20,000 debt financing facility. The transaction fees were allocated on a pro rata basis between loan tranche drawdowns and warrant issuances. The allocation resulted in transaction fees of $150 being allocated to the warrant issuances, which were expensed as incurred. The remaining transaction fees of $476 were allocated to the four loan tranches, which were deducted from the carrying amount of the loan and will be amortized over the term of the loan agreement.

Warrant issuance

In March, April, June and August 2019 Bitfarms Ltd. drew down all four loan tranches, requiring the issuance of 1,666,667 warrants per loan tranche to the Lender to purchase 1,666,667 shares of Bitfarms Ltd. at an exercise price of $0.40 USD per share, for a total of 6,666,668 warrants.

The following table lists the inputs to the Black Scholes model used for the fair value measurement for the above issuance of warrants at their initial issuance dates, as well as at the remeasurement date as described below. The fair value measurement of the warrants is based upon level 2 inputs:

37

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: LONG-TERM DEBT (Cont.)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	September 27, 2019
Dividend yield (%)	-	-	-	-	-
Expected share price volatility (%)	110%	114%	114%	115%	114%
Risk-free interest rate (%)	2.40%	2.40%	1.80%	1.60%	1.57%
Expected life of warrants (years)	5	5	5	5	4.47-4.87
Share price (U.S. Dollar)	0.62	0.73	0.83 *	1.06	0.57
Warrant value (U.S. Dollar)	0.57	0.68	0.77	0.94	0.47
Quantity of warrants	1,666,667	1,666,667	1,666,667	1,666,667	6,666,668
Total value	$946	$1,137	$1,283	$1,570	$3,160

* As of the drawdown date of tranche #3 as well as at June 30, 2019 the Company was not publicly traded. As a result, a linear regression model was used to estimate the share price as of the valuation dates. The linear regression model used a weighted average of the last five days of trading on the Tel Aviv Stock Exchange as well as the five days of trading on the TSXV ending August 2, 2019.

Based on the above inputs, the fair value of the warrants issued in connection with the four tranche drawdowns, were determined to be $0.57 USD, $0.68 USD, $0.77 USD and $0.94 USD per warrant, for a total of $946, $1,137, $1,283 and $1,570, respectively for a total of $4,936, upon their respective issuance dates.

Upon inception of the loan, the warrants contained an anti-dilutive feature that could have resulted in a reduction in the exercise price in the event that the Company were to issue shares at a price lower than the exercise price. As a result of this feature, the warrants would not necessarily have resulted in a fixed number of shares being issued for a fixed price. The possibility of variation in the settlement price resulted in the warrants being classified as a liability that was measured at fair value through profit or loss. On September 27, 2019, the Company received all necessary approvals in order to remove the anti-dilutive feature, resulting in the reclassification of the warrants to equity at their fair market value as remeasured on the reclassification date, based on the above inputs. In exchange for removal of the anti-dilutive feature, the Company agreed not to issue common shares below the exercise price of $0.40 USD during the term of the loan with the Lender. The remeasurement resulted in a gain of $1,776 for the year ended December 31, 2019 (December 31, 2018 - $nil), included in financial income.

Embedded derivative

The value of the “make-whole” clause described above will vary based on management’s projections of the timing of the loan repayment, which are based on Backbone’s cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil.

38

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: LONG-TERM DEBT (Cont.)

As of December 31, 2019, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. The weighted average bitcoin price and network difficulty used in the projections in order to determine the fair value of the embedded derivative were $10.6 and 1.24X10^13, respectively. The fair value measurement is based upon level 3 inputs, as a result management has performed a sensitivity analysis using varying discount rates:

	Scenario 1	Scenario 2	Scenario 3
Discount rate	30.05%	33.05%	36.05%
Total value - asset (liability)	$(174)	$483	$1,103

As of December 31, 2019, management recognized an embedded derivative asset with a fair value of $476 (December 31, 2018 - $nil) resulting in an unrealized gain of $476 included in financial income (December 31, 2018 - $nil) for the year ended December 31, 2019.

b.	Backbone vendor financing

Backbone signed an agreement to purchase BVVE in the amount of $2,000, with an outstanding balance of $394 as of December 31, 2019 (December 31, 2018 - $1,438). According to the agreement, the abovementioned amount will be repaid in 20 equal monthly instalments commencing on June 15, 2018. A discount rate of 8% was used to calculate the present value of the installments and record the BVVE in the amount of $1,826 upon acquisition.

c.	Volta vehicle leases

Volta signed several agreements to purchase vehicles, with an outstanding balance of $122 (CAD $159,000) as of December 31, 2019 (December 31, 2018 - $125). Eleven notes payable, bearing interest between 3.49% and 8.2% repayable in monthly instalments totaling $5.1 (CAD $6,700) principal and interest, maturing between January 2020 and October 2025, secured by vehicles having a net carrying value of $156.

d.	Volta vendor financing

Volta received long-term vendor financing with an outstanding balance of $123 (CAD $160,000) as of December 31, 2019 (December 31, 2018 - $155), bearing interest at 5%, payable by monthly instalments of $4 (CAD $5,198) principal and interest, maturing September 2022.

39

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 15: LEASES

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Farming facilities	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2019 *	$5,201	$102	$-	$5,303	$5,119
Additions and extensions **	2,108	129	60	2,297	2,292
Lease terminations	(489)	(24)	-	(513)	(551)
Depreciation	(786)	(50)	(8)	(854)	-
Payments	-	-	-	-	(1,045)
Interest	-	-	-	-	381
FX loss on lease liabilities	-	-	-	-	267
As of December 31, 2019	$6,034	$157	$52	$6,233	$6,463

* Includes $184 previously presented in long-term deposits and advance payments on equipment prior to the adoption of IFRS 16 on January 1, 2020.

** The addition and lease termination included in farming facilities represents the termination of the lease agreement with a company controlled by certain directors, and the signing of a new agreement with an arm’s length party. The key terms of the lease agreement feature a ten-year initial lease term with two five-year renewal options. Monthly rent approximates $17 ($22,000 CAD) with an annual increase based on the Consumer Price Index (CPI) per Statistics Canada on December 31. The future potential payments not included in the initial recognition of the lease include the two five-year renewal terms, with payments totaling approximately $2,000 ($2,640,000 CAD) exclusive of annual increases based on the CPI.

The Group recognized rent expense from short-term leases of $62 for the year ended December 31, 2019.

NOTE 16: INCOME TAXES

a.	Deferred taxes:

Deferred taxes are computed at a tax rate of 26.6% (2018 - 26.7%), based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, the Dominion Capital Loan described in Note 14 as well as the deferred gain on assets held for sale described in Note 9. Backbone currently has federal and provincial loss carryforwards of $8,700 and $13,400, respectively which can be carried forward for a period of 20 years, expiring in 2039. Management has concluded that the loss carryforwards do not meet the relevant recognition criteria under IFRS, and as a result did not realize a deferred tax asset.

40

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 16: INCOME TAXES (Cont.)

b.	Taxes on income included in profit or loss:

	Year ended December 31,
	2019	2018
Current tax expense (benefit)
Current year	$(1,768)	$27
Prior year	(9)	734
Deferred tax expense (benefit)
Current year	(837)	-
Prior year	23	(702)
	$(2,591)	$59

In addition to the taxes on income included in profit or loss, $837 of deferred tax was charged directly to equity as it related to a temporary difference arising on items charged to equity.

c.	Effective tax rate:

Tax on the Group’s loss before income taxes differs from the theoretical amount that would arise using the statutory tax rate applicable to earnings as follows:

	Year ended December 31,
	2019	2018
Income tax expense at statutory rate of 26.6% (2018-26.7%)	$(129)	$(4,853)
Increase (decrease) in taxes resulting from:
Foreign rate differential	9	25
Prior year	(32)	-
Non-deductible expenses	636	178
Losses and other temporary differences for which deferred tax assets not recognized	-	4,245
Recognition of tax benefit due to loss carryback	(2,779)	-
Foreign exchange on non-monetary assets	(296)	464
	$(2,591)	$59

41

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 17: ASSET RETIREMENT PROVISION

As of December 31, 2018, the Group estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $311, discounted to present value of $232 using a discount rate of 8% over the lease periods, which were estimated to range from two to five years depending on the location. Management has revised its estimate of the lease terms to be from two to ten years. The reason for the change in estimate was primarily based on securing the $20,000 financing facility described in Note 14, as well as the local energy tribunal’s decision to reject a proposed increase in electricity prices on cryptocurrency miners. These two factors have resulted in management’s estimate that certain leases containing asset retirement provisions will be renewed, thus delaying the cash outlay required to restore the properties. The change in estimate resulted in a reduction of the asset retirement provision of $51.

NOTE 18: SHARE CAPITAL

	Authorized	Issued and outstanding at December 31,
		2019	2018
	Number of shares
Common shares of no par value	Unlimited	83,620,630	39,739,785

On June 12, 2019 Bitfarms Ltd. (Israel) completed the Arrangement, which resulted in 39,739,785 Bitfarms Israel shares being exchanged on a 1:1 basis for 39,739,785 newly issued shares in the Company. The transaction has been accounted for as a reverse acquisition that does not constitute a business combination. For accounting purposes, the legal subsidiary, Bitfarms Ltd. (Israel), has been treated as the acquirer of the Company. Accordingly, these consolidated financial statements reflect a continuation of the financial position, operating results and cash flows of the Company’s legal subsidiary, Bitfarms Ltd. Israel. On the same date, 17,335,090 Backbone exchangeable shares were exchanged for shares in the Company on a one to one basis.

On August 15, 2019 the Company completed the acquisition of all remaining issued and outstanding shares of Backbone that were not included in the Arrangement (non-controlling interest) through a 1:1 share exchange in which 26,295,655 Backbone shares were exchanged for 26,295,655 newly issued shares in the Company. The fair value of the Company’s shares issued in the exchange in the amount of $24,938 was credited to share capital. The excess of the fair value of the issued shares over the carrying amount of the non-controlling interest at the date of the exchange in the amount of $21,267 was recorded as a reduction of share capital.

The Company was incorporated on October 11, 2018 for the purposes of obtaining a listing on the TSXV and engaging in the share exchange described above. The Company remained inactive from inception until the share exchange and had assets of $100 CAD and shareholders’ equity of $100 CAD, with 100 issued and outstanding shares.

On November 22, 2019 Dominion Capital exercised 250,000 warrants to acquire 250,000 Common shares resulting in proceeds of $100 being paid to the Company. See Note 14a for details of the warrants issued in 2019.

42

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 19: FINANCIAL INSTRUMENTS

a.	Financial assets at amortized cost:

	December 31,
	2019	2018
Trade receivables, net	1,108	912
	$1,108	$912

b.	Financial assets at fair value through profit or loss:

	December 31,
	2019	2018
Embedded derivative	476	-
	$476	$-

Note 14 a. includes a discussion of significant assumptions used in calculating the fair value of the embedded derivative.

c.	Financial liabilities:

	December 31,
	2019	2018
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	$2,389	$2,820
Long-term debt	15,723	1,718
Lease liabilities	6,463	-
	$24,575	$4,538

The carrying amounts of trade receivables, accounts payable and accrued liabilities and long-term debt presented in the tables above, are a reasonable approximation of their fair value.

d.	Risk management policy:

The Company is exposed to foreign currency risk, credit risk and liquidity risk. The Company’s senior management monitors these risks.

43

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 19: FINANCIAL INSTRUMENTS (Cont.)

e.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group’s functional currency is the US Dollar as all of its revenues, most of its capital expenditures and most of its financing are transacted in US dollars.

The Group is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Group funds foreign currency transactions by buying the foreign currency at the spot rate when required.

A 5% increase or decrease in the USD/CAD exchange rates may have an impact of an increase or decrease of $181 on net income or equity at December 31, 2019 (December 31, 2018 - $116). Amounts denominated in Canadian dollars included in the consolidated statements of financial position, presented in U.S. dollars in thousands, are as follows:

	December 31,
	2019	2018
Cash and cash equivalents	$1,018	$451
Other receivables	1,182	345
Trade receivables, net	1,091	890
Income taxes receivable	1,743	-
Accounts payable and accrued liabilities	(1,743)	(2,731)
Income taxes payable	(7)	(765)
Long-term debt	(245)	(279)
Lease liabilities	(6,463)	-
Asset retirement provision	(193)	(232)
	$(3,617)	$(2,321)

f.	Credit risk:

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through a Canadian chartered bank. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

44

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 19: FINANCIAL INSTRUMENTS (Cont.)

g.	Liquidity risk:

Liquidity risk is a risk that the Group will not be able to pay its financial obligations when they are due. The Group’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than three months. Long-term debt includes financial obligations with contractual maturities as follows, inclusive of interest as of December 31, 2019:

December 31,
2019

2020	$4,002
2021	17,918
2022 and thereafter	93
$22,013

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of December 31, 2019:

December 31,
2019
2020	$1,197
2021	1,170
2022	1,050
2023	893
2024 and thereafter	3,846
$8,156

Movement in long-term debt for the years ending December 31, 2019 and 2018 is as follows:

	Year ended December 31,
	2019	2018
Balance as at January 1	1,718	-
Long-term debt acquired through business combination	-	111
Accounts payable converted to long-term vendor financing	-	217
Issuance of long-term debt	14,664	1,886
Payments	(3,546)	(559)
Interest on long-term debt	2,887	63
	$15,723	$1,718

45

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 20: ADDITIONAL DETAILS IN REGARD TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

a.	Revenues:

Details of the cryptocurrency mined by the Bitfarms operating segment and their related fair values at the time of mining are as follows:

	Year ended December 31, 2019
	Bitcoin	Bitcoin Cash	Dash	Lite Coin	Ethereum	Total $
Quantity	3,865	-	-	7,561	-	-
Fair value *	28,733	-	-	653	-	29,386

	Year ended December 31, 2018
	Bitcoin	Bitcoin Cash	Dash	Lite Coin	Ethereum	Total $
Quantity	3,252	2,577	611	6,234	964	-
Fair value *	25,747	4,178	153	734	536	31,348

The above figures differ from those included in Revenues as the Company’s revenue recognition policy is to recognize revenues upon conversion of cryptocurrencies to fiat currency or when the cryptocurrency is transferred to another party in settlement of a debt to this party.

*	The Company based the fair value of the cryptocurrency mined at the time of mining on the prices quoted on www.coinmarketcap.com, which calculates the price by taking the weighted average prices, based on volume, reported in each cryptocurrency market. The fair value measurement is categorized as level 1 in the fair value hierarchy.

b.	Cost of Revenues:

	December 31,
	2019	2018
Energy and infrastructure	$11,666	$8,487
Depreciation and amortization	6,843	12,548
Purchases of electrical components	1,260	708
Electrician salaries and payroll taxes	1,174	793
Net change in inventory	39	392
	$20,982	$22,928

46

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 20: ADDITIONAL DETAILS IN REGARD TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME (Cont.)

c.	General and administrative expenses:

	December 31,
	2019	2018
Salaries and payroll taxes	$6,002	$3,899
Professional services	2,374	3,039
Advertising and promotion	110	272
Insurance and other	1,167	644
Travel, motor vehicle and meals	350	621
Hosting and telecommunications	291	340
	$10,294	$8,815

d.	Financial income:

	December 31,
	2019	2018
Gain on revaluation of warrants	$1,776	$-
Gain on embedded derivative	476	-
	$2,252	$-

e.	Financial expenses:

	December 31,
	2019	2018
Interest on long-term debt	$2,887	$63
Interest on lease liabilities	381	-
Loss (gain) on currency exchange	200	(25)
Warrant issuance costs	150	-
Other financial expenses	207	141
	$3,825	$179

47

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 21: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2019	2018
Accounts receivable:
Companies controlled by directors	$18	$-
Accounts payable:
Directors’ remuneration (included in accrued liabilities)	$-	$26
Companies controlled by certain directors and consulting fees	15	73
	$15	$99

Lease liabilities:
Companies controlled by directors	$2,000	$-

Amounts due to related parties, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties:

During the year ended December 31, 2019:

1. One of the companies in the Group was charged approximately $152 for the year ended December 31, 2019 (year ended December 31, 2018 - $235) for telecommunication expenses by a company in which a director has significant influence.

In addition, one of the companies in the Group made rent payments totaling approximately $528 for the year ended December 31, 2019 (year ended December 31, 2018- $597) to companies controlled by certain directors. For the year ended December 31, 2019 the rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities. For the year ended December 31, 2018 rent payments were included in cost of revenues.

2. One of the companies in the Group entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $400 for the year ended December 31, 2019 (year ended December 31, 2018 - $448).

3. One of the companies in the group sold 627 Bitcoin for the year ended December 31, 2019 (year ended December 31, 2018 – 3,346 Bitcoin and 1,790 Bitcoin Cash) to a company of which, at the time of such sales, had a director who was also a shareholder of Bitfarms Ltd. (Israel) for $2,283 (year ended December 31, 2018 - $28,323). The Bitcoin sold includes the conversion of other cryptocurrencies to bitcoin using arm’s length exchanges. The company of which one of the Bitfarms shareholders is a director ceased operating in the cryptocurrency industry as of March 11, 2019, and since that date Bitfarms has not transacted with this company.

48

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 21: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

4. A former director of the group was rendered electrician services in the amount of $12 for the year ended December 31, 2019 (year ended December 31, 2018 - $nil).

5. As described in Note 18, on June 12, 2019, two Bitfarms founding shareholders exchanged 17,335,090 exchangeable shares of Backbone into 17,335,090 common shares of the Company.

The transactions described in 1-4 above were incurred in the normal course of operations. These transactions were included in consolidated statements of profit or loss and comprehensive income as follows:

	December 31,
	2019	2018
Revenues	$2,283	$28,323
Cost of revenues	(442)	(597)
General and administrative expenses	(588)	(715)
Financial expenses	(184)	-

c.	Compensation of key management and directors:

Key management includes the Group’s President, Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Executive Vice President, Vice President of Operations and Vice President of Infrastructure. The remuneration paid to directors and members of key management personnel are as follows:

	December 31,
	2019	2018
Short-term benefits	$791	$753
Share based payments	2,873	746
	$3,664	$1,499

NOTE 22: CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Group’s capital management objectives are to ensure its ability to maximize the return of its shareholders. The Group’s definition of capital includes all components of equity. Capital for the reporting period is summarized in Note 18 and in the consolidated statement of changes in equity. In order to meet its objectives, the Group monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risk characteristics of the underlying assets. These objectives will be achieved by maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations and ensuring sufficient liquidity to pursue organic growth. In order to maintain or adjust the capital structure, the Group may issue new common shares or funded debt. As at December 31, 2019, the Group requires consent from Dominion Capital in order to issue common shares at a price lower than $0.40 USD.

49

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 23: INVESTMENTS IN INVESTEES

In 2011, the Bitfarms Ltd. (Israel) established AU Acquisition VI, LLC (“AU”) which is incorporated in the State of Nevada, USA and is wholly owned and controlled by the Company. AU is registered as the legal owner of the mineral assets, Hidden Lake and Victorine. Also, in 2011, Bitfarms established Pembroke & Timberland, LLC (“Pembroke”) in the State of Maine, USA which is also wholly owned and controlled by Bitfarms. Pembroke is registered as the legal owner of the Pembroke mineral asset as described in Note 10c.

Company name	Security type	No. of shares	Main place of business	Securities	Equity	Voting
AU	Ordinary shares	100	USA	100%	100%	100%
Pembroke	Ordinary shares	100	USA	100%	100%	100%
Volta	Ordinary shares	7,503	CDA	100%	100%	100%
Backbone	Ordinary shares	83,624,980	CDA	100%	100%	100%

Excluding the mineral assets with a carrying amount of $9,000, substantially all of the other assets, liabilities, revenues, expenses and cash flows in the consolidated financial statements are those of Backbone and of Volta.

NOTE 24: NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of net earnings (loss) per share:

	Year ended December 31,
	2019		2018
	Weighted average shares outstanding	Net income attributable to the shareholders of the Company	Weighted average shares outstanding	Net loss attributable to the shareholders of the Company
	Number of shares (in thousands)		Number of shares (in thousands)
Total shares for the calculation of basic net earnings (loss) per share	67,044	-	39,581	-
Total exchangeable shares	-	-	17,335	-
Total shares for the calculation of basic net earnings (loss) per share	67,044	-	56,916	-
The effect of dilutive potential common shares	4,014	-	-	-
Total shares for the purpose of calculating diluted earnings (loss) per share	71,058	-	-	-
Net income (loss) for the calculation of basic and diluted earnings (loss) per share	-	$2,899	56,916	$(9,363)

50

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 24: NET EARNINGS (LOSS) PER SHARE (Cont.)

For 2019, vested options whose exercise price exceeded the average share price during the period were not included in the calculation of diluted earnings per share (see note 25). For 2018, potentially dilutive securities (options and warrants – see Note 25) have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive.

	Year ended December 31
	2019	2018
Basic and diluted earnings (loss) per share	0.04	(0.16)

NOTE 25: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is as follows:

	December 31, 2019	December 31, 2018
Equity-settled share-based payment plans	2,873	746
Total expense arising from share-based payment transactions	2,873	746

The share-based payment transactions entered into between the Group and its employees during year ended December 31, 2019 are described below. On June 20, 2019, the Board of Directors approved a stock option plan which includes a maximum of 11,414,975 options to purchase 11,414,975 shares in the Company, exercisable within 5 years of the grant date. The plan that was approved June 20, 2019 included the grant of 7,555,000 options to purchase 7,555,000 shares which can be separated into three separate tranches. Two additional grants for a total of 810,000 options were approved during the twelve months ended December 31, 2019. All options become exercisable when they vest and can be exercised for a period of 5 years from the date of the grants.

	June 20, 2019			Other
Grant date
Dividend yield (%)	-	-	-	-
Expected share price volatility (%)	95%	95%	95%	95%
Risk-free interest rate (%)	1.76%	1.76%	1.76%	1.76%
Expected life of stock options (years)	3	3	3	3
Share price (U.S. Dollar) *	0.83	0.83	0.96	0.48
Exercise price (Canadian Dollar)	0.99	1.19	1.5	0.99
Fair value of options (USD)	0.52	0.48	0.56	0.33
Vesting period (years)	2	1	1.75	2
Quantity of options granted *	4,805,000	1,623,679	1,126,321	810,000

* Of the tranche of 4,805,000 options granted June 20, 2019 2,601,667 vested up front with the remainder vesting over two years.

51

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 25: SHARE BASED PAYMENT (Cont.)

Details of the outstanding stock options as of December 31, 2019 and 2018 are as follows:

	2019		2018
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1	500,000	0.87	-	-
Granted	8,365,000	1.06	500,000	0.87
Exercised	-	-	-	-
Forefeited	(520,000)	0.99	-	-
Outstanding, December 31	8,345,000	1.06	500,000	0.87
Exercisable, December 31	4,220,583	0.99	166,666	0.87

The weighted average contractual life of the stock options in 2019 was 4.5 years (2018 – 9.25 years).

The plan also approved the modification of the 500,000 options to purchase 500,000 shares in Backbone and 100,000 restricted shares in Backbone previously granted to the CEO and CFO, respectively. The modification resulted in the options and shares previously granted to the CEO and CFO by Backbone to be replaced with the option to purchase 500,000 shares in Bitfarms and 100,000 restricted shares, respectively, in Bitfarms. The strike price of the options remains unmodified, and both the shares and options that were modified were deemed to be 67% vested as at the modification date and 33% over the next twelve months, effective June 20, 2019. As of December 31, 2018, 166,666 stock options and 24,999 restricted shares had vested with a fair market value of $1.74 USD and $1.6 USD determined at their grant dates, respectively. As a result of the replacement of stock compensation in Backbone with stock compensation in the Company, the amounts originally recorded in non- controlling interest were transferred to shareholder’s equity.

NOTE 26: SUBSEQUENT EVENTS

COVID-19:

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 is expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Backbone operating segment is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing may impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Company’s ability to maximize operational efficiency. Volta’s services are considered to be essential by government authorities and are expected to continue throughout the pandemic. The impacts of COVID-19 on the Volta operating segment are expected to reduce revenues from the sale of electrician services and parts, as well as result in longer collection periods for outstanding trade receivables, and potential increases in bad debts resulting from the economic impact of COVID-19 on existing customers.

52

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 26: SUBSEQUENT EVENTS (Cont.)

Warrant exercise:

On both January 13, 2020 and February 12, 2020 Dominion Capital exercised a combined total of 500,000 warrants to acquire 500,000 common shares resulting in proceeds of $200 being paid to the Company.

Resignation of Chief Executive Officer and Director:

On March 11, 2020 Wes Fulford elected to resign as Chief Executive Officer and Director of Bitfarms and its subsidiaries. The Company issued 500,000 Common shares in consideration for past services. On the same day Emiliano Grodzki was appointed as interim Chief Executive Officer of Bitfarms. On April 16, 2020 Brian Howlett was appointed a director of Bitfarms.

Authorization of class A preferred shares:

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares.

53